BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in view of the news published in the Brazil Journal and Broadcast Agency, as of this date, under the titles, respectively, “Exclusive: Minerva intends merger with BRF, seeking US$ 3 billion from investors” and “Merger of Minerva with BRF would be one of the Parente’s strategies”, which mention about the intention of Minerva S.A. (“Minerva”) to seek funds from foreign investors and to propose the merger of Minerva with, BRF hereby announces and informs to its shareholders and the market in general that:

BRF did not receive any formalization from Minerva or from any foreign or national investor regarding the aforementioned transaction.

Mr. Pedro Parente, Chairman of the Company’s Board of Directors, was consulted by the Investor Relations Officer of BRF, regarding a possible articulation for the completion of the referred transaction, as mentioned in one of the news, to which he denied any articulation of any kind in this sense.

BRF will keep its shareholders and other investors informed of any eventual unfolding related to the subject matter of this Announcement to the Market.

São Paulo, June 5, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer